

Mail Stop 3561

December 19, 2008

By Facsimile and U.S. Mail

Mr. Guo Fan
President, Chief Executive and Financial Officer
1053 North Barnstead Road
Center Barnstead, NH 03225

> **RE:** **Pay88, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-51793**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18
Results of Operations, page 19

1.   Please provide a more robust operating results discussion to address in detail
        those key qualitative and quantitative factors/drivers which are necessary to
        obtain an understanding and evaluation of the performance and the financial
        condition of your business. In this regard, the discussion should be significantly
        enhanced to describe the underlying reasons behind all material changes in
        revenues and expenses. Refer to Item 303(3) of Regulation S-K.

Critical Accounting Policies and Estimates, page 21

2.   Please provide your critical accounting polices and estimates disclosures to
        supplement and not duplicate the recent accounting pronouncements that are
        already disclosed in Note 2 to the financial statements. Please carefully evaluate
        each policy and revise your discussion as appropriate to identify and quantify
        each critical estimate and the related assumptions you used to calculate each
        estimate. The disclosures should provide greater insight into the quality and
        variability of information regarding financial condition and operating
        performance. Discuss and quantify how accurate your estimates and assumptions
        have been in the past and whether they are likely to change in the future. Refer to
        Release Nos. 33-8350 and 34-48960.

Item 9A. Controls and Procedures, page 24

3.   We note that you did not include the conclusions of your principal executive and
        principal financial officers, or persons performing similar functions, regarding the
        effectiveness of your disclosure controls and procedures as of the end of the
        period covered by the report, based on the evaluation of those controls and
        procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the
        Exchange Act. Please amend your filing to comply with the disclosure
        requirements of Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that your audit reports (current and prior year) were signed by two audit
        firms, both based in New York. After asking your auditors, please tell us where
        the majority of the audit work was conducted and how they concluded that it is
        appropriate to have an audit report issued by an auditor licensed in New York in
        view that all of your operations are in the PRC. In addition, please have your

auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.

Note 1. Description of Business and Basis of Presentation, page F-7
Consolidation, page F-7

5.   Please expand to provide a description of the principles followed in determining the inclusion or exclusion of your subsidiaries in the consolidated financial statements. Further, please identify the companies included in your consolidated financial statements.

Note 6. Convertible Debt, page F-16

6.   We noted that your debt issued on September 12, 2007, and October 31, 2007 is convertible at any time at the election of the purchasers. We further noted that you are amortizing a beneficial conversion feature ("BCF") discount over the term of the debt. EITF Issue no. 98-5 indicates that the BCF discount should be fully amortized through interest expense at the issuance date for those debt securities that are convertible at the date of issuance. Please revise the financial statements, or advise us. See footnote 6 of EITF Issue no. 98-5.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief